Exhibit 99.1

ASX Market Announcement

Notice under section 708A(5)(e) of the Corporations Act 2001 (Cth)

Melbourne, Australia; 16 July 2019: Genetic Technologies Limited (ASX GTG; NASDAQ: GENE, Company) announced on 23 May 2019 that it had placed 1,476,143 American Depository Shares (ADSs) of the Company at an issue price of USD$0.80 per ADS with foreign institutional and sophisticated investors introduced by the Company’s broker in the United States, Aegis Capital Corp (Placement). Each ADS represents 150 fully paid ordinary shares in the Company.

The Company gives this notice under section 708A(5)(e) of the Corporations Act 2001 (Cth) (Corporations Act) (Notice). The shares the subject of the Placement were issued without disclosure to investors under Part 6D.2 of the Corporations Act. As at the date of this Notice, the Company has complied with:

•                                          the provision of Chapter 2M of the Corporations Act as they apply to the Company; and section 674 of the Corporations Act.

As at the date of this Notice, there is no information that is “excluded information” for the purposes of section 708(7) and section 708(8) of the Corporations Act.

On 12 July 2019, The Federal Court of Australia ordered that this Notice may be validly lodged within 2 business days of the date on which those orders were entered. A copy of the Court Orders is available on the Company’s website for at least 28 days from today’s date.

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products. rFor more information, please visit www.gtglabs.com

Safe Harbour Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr Justyn Stedwell

Company Secretary

Genetic Technologies Limited

+61419797305

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000